

September 8, 2010

William H. Schmidt, Jr.
Vice President, General Counsel and Secretary
Buckeye Partners, L.P.
One Greenway Plaza
Suite 600
Houston, Texas 77046

> **Re:** **Buckeye Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 19, 2010**
> **File No. 333-168090**

Dear Mr. Schmidt:

We have reviewed your amended filing and your response letter dated August 19, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-4

General

1. Given that BGH GP owns approximately 62% of the units of Holdings, please disclose whether any consideration was given to whether the vote required for the merger should be a majority of the minority shareholders of Holdings, and, if not, why not.

Background of the Merger, page 31

2. We note that on May 27, 2010 Holdings' Board discussed the likelihood of competing proposals. Please disclose the substance of these discussions and the conclusion reached by the board.

3. We note your disclosure that on June 10, 2010 the Transaction Committee gave its recommendation regarding the merger agreement, the support agreement, the registration rights agreement, the amended and restated agreement of limited partnership of the Partnership and the amended and restated agreement of limited partnership of Holdings. Please discuss the Committee's recommendation and the process it undertook to make this recommendation.

Financial Projections, page 54

4. We note that the projections prepared by management of the Partnership GP and Holdings GP were prepared on a stand-alone basis and on a combined basis giving effect to the proposed merger. Please tell us, with a view towards disclosure, what consideration you gave to disclosing the projections on a stand-alone basis.

5. Please state whether the financial analyses performed by Credit Suisse and Barclays were based on the original projections or the projections as revised by the Partnership Audit Committee and the Holdings Board.

6. We note that Credit Suisse's and Barclays' opinions were delivered three months before the proposed date of the security holder meeting. Please disclose whether any material changes in Buckeye Partners, L.P.'s operations, performance or in any of the projections or assumptions upon which Credit Suisse or Barclays based its opinions have occurred since the delivery of the opinions or that are anticipated to occur before the security holder meeting.

Opinion of Barclays Capital Inc. -Financial Advisor to the Partnership, page 56

7. We note that the description in the registration statement regarding the material relationships between Barclays and the Partnership does not provide a quantitative description of the fees paid or to be paid to Barclays and its affiliates by the Partnership and its affiliates. Please revise the registration statement to provide such disclosures.

Opinion of Credit Suisse Securities (USA) LLC-Financial Advisor, page 67

8. We note that the description in the registration statement regarding the material relationships between Credit Suisse and Holdings does not provide a quantitative description of the fees paid or to be paid to Credit Suisse and its affiliates by Holdings and its affiliates. Please revise the registration statement to provide such disclosures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief